SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

Commission File Number: 1-14696

China Mobile Limited

(Formerly known as China Mobile (Hong Kong) Limited)

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding Change of Company Name, dated May 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 30, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 941)

CHANGE OF COMPANY NAME

The name of the Company has been changed from “China Mobile (Hong Kong) Limited ( )” to “China Mobile Limited ” with effect from 29 May 2006.

The stock short name of the Company will remain as “China Mobile” in English and “ ” in Chinese and trading of shares of the Company on The Stock Exchange of Hong Kong Limited will not be affected by the Company’s change of company name.

CHANGE OF COMPANY NAME

Terms defined in the circular of the Company of 30 March 2006 shall have the same meanings in this announcement.

Further to the circular of the Company of 30 March 2006, the Board is pleased to announce that with effect from 29 May 2006, the name of the Company has been changed to “China Mobile Limited ”. The Certificate of Change of Name in respect of this change was issued by the Registrar of Companies in Hong Kong on 29 May 2006.

The stock short name of the Company will remain as “China Mobile” in English and “ ” in Chinese and trading of shares of the Company on The Stock Exchange of Hong Kong Limited will not be affected by the Company’s change of company name.

EXCHANGE ARRANGEMENT OF SHARE CERTIFICATES

The change of name of the Company will not affect any of the rights of the shareholders of the Company. All the existing certificates for shares in issue bearing the former name of the Company will continue to be effective as evidence of title and be valid for trading, settlement and registration purposes. Accordingly, there will not be any arrangements for free exchange of existing certificates for shares for new certificates under the new name. Shareholders who wish to exchange the Company’s existing share certificates for new ones bearing the new name may from 9:00 a.m. to 4:00 p.m. in any business day, from 30 May 2006, submit their existing share certificates in light red to the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to exchange for new share certificates in light blue at the expense of the shareholders. Share certificate exchange fees of HK$2.50 (or such higher amount as may be prescribed or allowed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the Memorandum and Articles of Association of the Company from time to time, whichever is the higher) for each new share certificate to be issued will be charged to shareholders. It is expected that the new share certificates will be available within ten working days from the date of submission of the existing share certificates in exchange for the new share certificates.

By order of the Board
Wong Wai Lan, Grace
Company Secretary

29 May 2006

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.